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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)
                            ------------------------

                              CRAY RESEARCH, INC.

                           (Name of Subject Company)

                           C ACQUISITION CORPORATION
                             SILICON GRAPHICS, INC.
                                    (Bidder)

                         Common Stock, $1.00 par value
                    (including Common Stock Purchase Rights
                          issued with respect thereto)
                         (Title of Class of Securities)

                                  225224 10 4
                     (CUSIP Number of Class of Securities)

                                William M. Kelly
                 Vice President, General Counsel and Secretary
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                      Mountain View, California 94043-1389
                           Telephone: (415) 960-1980
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                             555 California Street
                      San Francisco, California 94104-1522
                           Telephone: (415) 616-1100

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    This  Amendment No.  4 (the  "Amendment") to  the Tender  Offer Statement on
Schedule  14D-1  (the  "Statement")  relates  to  the  offer  by  C  Acquisition
Corporation, a corporation organized and existing under the laws of the State of
Delaware  ("Purchaser") and wholly owned subsidiary of Silicon Graphics, Inc., a
Delaware corporation ("Parent"), to purchase 19,218,735 shares of common  stock, par  value $1.00 per share (the "Shares"), of Cray Research, Inc., a corporation organized and existing under the laws of the State of Delaware (the  "Company"), including  the  associated Common  Share Purchase  Rights (the  "Rights") issued pursuant to the Rights  Agreement, dated May 15,  1989, between the Company  and
Norwest  Bank Minnesota, N.A. (the "Rights Agreement"), at a price of $30.00 per
Share, net to the seller in cash,  upon the terms and subject to the  conditions set  forth in Purchaser's Offer to Purchase  dated February 29, 1996 (the "Offer to  Purchase")  and  in  the  related  Letter  of  Transmittal  (which  together constitute  the  "Offer"), copies  of which  were attached  to the  Statement as
Exhibits (a)(1) and (a)(2) thereto,  respectively. All references herein to  the
Rights  include  all benefits  which may  inure to  stockholders of  the Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights. Capitalized terms not  otherwise defined  in the  Amendment have the  meanings assigned  to them in  the Offer to
Purchase.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(b)-(c) is hereby amended and supplemented by adding thereto the following:

        On March 26, 1996, the 15-day waiting period under the Hart-Scott-Rodino
    Antitrust  Improvements  Act  of  1976  expired  without  the  Federal Trade
    Commission or the Department of Justice issuing a second request for information. A copy of the press release, dated March 26, 1996, issued by Parent disclosing this information is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

    Item 10(f) is hereby amended and supplemented by adding thereto the following:

        The Offer, originally scheduled  to expire at  12:00 midnight, New  York
    City time, on March 27, 1995, has been extended by Parent and is now scheduled to expire at 5:00 p.m., New York City time, on Tuesday, April 2, 1996. Parent expects to close the tender offer when it expires on April 2, 1996. A copy of the press release, dated March 27, 1996, issued by Parent disclosing this information is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended by adding the following exhibits:

        (a)(9)Press Release issued by Parent on March 26, 1996.

        (a)(10)Press Release issued by Parent on March 27, 1996.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 1996                          C ACQUISITION CORPORATION

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                                       VICE PRESIDENT

                                          SILICON GRAPHICS, INC.

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                            VICE PRESIDENT, GENERAL COUNSEL AND
                                                         SECRETARY
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                               INDEX TO EXHIBITS

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
EXHIBITS                                                                                                     PAGE
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
   (a)(9)  Press Release issued by Parent on March 26, 1996.

  (a)(10)  Press Release issued by Parent on March 27, 1996.